

Mail Stop 4561

February 17, 2016

Todd S. Hyatt
Executive Vice President, Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re: IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed January 15, 2016**
> **File No. 001-32511**

Dear Mr. Hyatt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   In your letter to us dated December 10, 2013, you discussed contacts with Sudan and Syria. Your website and news articles about IHS Global Insight provide data, analyses and articles relating to Sudan and Syria. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, including through Global Trade Information Services. You should describe any services or products you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the

approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 22

3.   You disclose that you review the carrying value of goodwill and other intangible assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and you include "a change in segments" as one of those events. Please tell us whether the change in segments in fiscal 2015 resulted in a change in reporting units and if so, how goodwill was reassigned in accordance with ASC 350-20-35-45 and whether an impairment analysis was performed at that time. Also tell us your consideration for disclosing such information in future filings.

4.   You disclose on page 45 that there were no deficiencies in reporting unit fair values versus their carrying values in the fiscal year ended November 30, 2015. Considering the results of the Resource segment and the negative Resource subscription organic revenue growth expected in fiscal 2016, tell us how you determined whether or not the goodwill in the Resource segment was at risk for impairment, and in your response provide us with the carrying value and fair value for this reporting unit. To the extent the reporting unit(s) in the Resource segment or any other reporting unit(s) are at risk of failing step one of the impairment test, please tell us the following and confirm that you will disclose such information in future filings:

   a.   The percentage by which fair value exceeded carrying value as of the date of the most recent test;

   b.   The amount of goodwill allocated to the reporting unit;

   c.   A description of the methods and key assumptions used and how the key assumptions were determined;

   d.   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time) and;

e. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

For the reporting units which you have determined are not at risk of failing step one of the impairment test, please tell us the percentage by which the fair value exceeded the carrying value. If you have determined that the estimated fair value significantly exceeds the carrying value for any of your reporting units please disclose this determination. Please provide a draft of your revised disclosure in your response. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services